Shanda Announces Establishment of Shanda Literature Limited

Shanghai, China — July 4, 2008 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced the establishment of its third business unit, Shanda Literature Limited (“Shanda Literature”), which will focus on publishing original reader-generated literary works. In addition, Shanda announced the appointment of Mr. Xiaoqiang Hou as Shanda Literature’s chief executive officer, and Mr. Wenhui Wu as its President, and Mr. Xuesong Shang, Mr. Peng Sun and Mr. Xudong Liu as Vice Presidents.

Shanda Literature aims to be the leading company in China’s robust online literature market, targeting a diversified base of readers. Shanda Literature currently operates Qidian.com, jjwxc.com and hongxiu.com.

Established in June 2002, Qidian.com is now the largest Chinese online literature platform with more than 20 million registered accounts and daily traffic of 220 million page views. Shanda acquired qidian.com in October 2004.

Hongxiu.com is a leading pure literature platform in China with 1.8 million registered accounts. Hongxiu.com was acquired by Shanda in March 2008.

Jjwxc.com is a leading literature platform focusing on female users with 700,000 registered accounts. Jjwxc.com was acquired by Shanda in August 2007.

“The establishment of Shanda Literature moves Shanda one step closer to its goal of becoming a leading interactive entertainment media company,” said Chen Tianqiao, Chairman and CEO of Shanda. “Shanda Literature plays an important role in the development of all of Shanda’s business units as Shanda will be able to leverage Shanda Literature’s user-generated literary works and story lines to develop additional online games for Shanda Games.”

Xiaoqiang Hou, CEO of Shanda Literature, said, “Shanda Literature will bring together the most talented writers in Chinese online literature. An important driver of new growth is the potential to boost overall interaction between authors and readers. Shanda Literature will play a major role in capturing this opportunity.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn